EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors of
DiamondRock Hospitality Company:
     We consent to the incorporation by reference in the registration statements (No. 333-135386) on Form S-3 and (No. 333-133119) on Form S-8 of DiamondRock Hospitality Company of our reports dated February 27, 2009, with respect to the consolidated balance sheets of DiamondRock Hospitality Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 Annual Report on Form 10-K of DiamondRock Hospitality Company.
/s/ KPMG LLP
McLean, Virginia
February 27, 2009